

June 12, 2012

Via E-mail
David S. Huffman
Chief Financial Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

> **Re:** **TFS Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 29, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-33390**

Dear Mr. Huffman:

We have reviewed your filings and your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Form 10-K for the Fiscal Year Ended September 30, 2011

Residential Real Estate Mortgage Loans, page 9

1. We note your response to prior comment one in our letter dated November 22, 2011 that you receive refreshed credit profile information on each borrower and consider this information in your allowance for loan loss methodology. We also note that you do not require private mortgage insurance on adjustable-rate first mortgage loans that meet enhanced credit qualification parameters with loan-to-value (LTV) ratios of up to 85% and you perform a credit evaluation on "Smart Rate" borrowers when they wish to relock their rate, which can be an unlimited number of times if eligible. Please tell us whether you have weighted-average LTVs based on current property values and refreshed FICO scores for your residential mortgage portfolios. If so, please revise your disclosure in future filings to include current weighted-average LTVs and refreshed FICO scores by loan class on a disaggregated basis similar to your home equity lines of credit disclosures on page 14.

Allocation of Allowance for Loan Losses, page 29

2. We note your disclosure on page 33 that you reclassified a portion of the specific valuation allowance (SVA) to the individually allocated general valuation allowance (GVA) as of September 30, 2011, 2010, and 2009. We also note your definition of GVA beginning on page 25 and that it includes the allowance on individually reviewed loans dependent on cash flows, like performing TDRs, and a portion of the allowance that represents further deterioration in the fair value not supported by an appraisal. Please address the following:

   - Clarify whether the allowance due to further deterioration in fair value that is not supported by an appraisal is for impaired loans measured on a loan-by-loan basis. If so, tell us why this amount was reallocated and included in your general allowance instead of your allowance determined under ASC 310-10-35.

   - Confirm you measure TDRs, performing and non-performing, for impairment under ASC 310-10-35, either based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the loan's observable market price or fair value of the collateral, if it is a collateral-dependent loan.

   - We note your disclosure on page 103 that some TDRs are removed from impaired loans after one year when the TDR was modified to yield a market rate for a loan of similar credit risk. Tell us and revise to disclose in your future filings the amount of TDRs removed from impaired loans during Fiscal 2011 and the six-months ended March 31, 2012. In addition, clarify whether these are the loans you refer to in your definition of general allowance on pages 25 and 26 that are individually reviewed and measured for impairment based on the present value of expected future cash flows.

Notes to Consolidated Financial Statements

Note 5. Loans and Allowance for Loan Losses, page 109

3. We note your disclosure on page 113 that the majority of your Home Today loans are covered by private mortgage insurance provided by PMI Mortgage Insurance Co. (PMIC), which will pay only 50% of claim amounts in cash, with the rest deferred. We also note your disclosure on page 11 regarding your pool insurance coverage on your qualifying high loan-to-value (LTV) loan portfolio along with the disclosure on page 132 regarding your reinsurance contracts with two primary mortgage insurance companies. Given the potential credit exposure in this area, please quantify the amount and/or percentage of your loans in your portfolio covered by mortgage insurance provided by PMIC. Also tell us whether you have any other loans covered by mortgage insurers that are deferring claim payments or that you have assessed as being non-investment grade.

Note 6. Mortgage Loan Servicing Assets, page 118

4. We note your disclosure regarding residential mortgage servicing assets (MSRs) and the sensitivity of the current fair value to immediate adverse changes in key assumptions. We also note your tabular disclosure on page 119 of the activity in the MSRs during the year. In an effort to provide greater transparency on the MSR changes and your measurement for impairment, please address the following:

- Revise your future filings to present the MSR rollforward gross with a separate rollforward of the valuation allowance;

- Tell us whether you use instruments to mitigate the income statement effect of changes in fair value of the servicing assets; and

- Revise your future filings to include the weighted-average life used in the valuation of MSRs.

5. In addition to our comment above, we note your discount rate and annual cost to service loans assumptions have not changed in the past three fiscal years and your prepayment speed assumption has only fluctuated from 24.8% at September 30, 2009 to 24.3% at September 30, 2011. While interest rates have been low over the past three fiscal years, we note there have been periods of greater decline that could trigger an impairment of MSRs. Discuss here, or in MD&A, how your key economic assumptions are determined for your valuation of MSRs and whether you have recorded any impairment in the past three fiscal years.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Interim Consolidated Financial Statements

Note 3. Investment Securities, page 8

6. Please revise your future filings to include a table of your investment securities in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Refer to ASC 320-10-50-7.

Note 4. Loans and Allowance for Loan Losses, page 9

7. We note your disclosure that during the quarterly period ended December 31, 2011 you changed your charge-off policy to charge-off the SVA established on collateral-dependent loans. You state this change decreased your allowance for loan losses, nonaccrual status loans, and loan delinquencies as of December 31, 2011. We also note your disclosures beginning on page 38 that your GVA and MVA work together and your

MVA has decreased significantly from September 30, 2011. Please address the following:

- Confirm that the changes made to your charge-off policy during the first quarter did not impact your allowance for loan losses methodology.

- Explain why the large charge-offs of SVAs impacted the GVA and MVA during the six-months ended March 31, 2012 considering you stated in the response to comment 17 included in your letter to the staff dated August 15, 2011 that your allowance methodology considered SVAs in your historical charge-off analysis. In addition, address the reason for the reallocation of the allowance between the GVA and MVA components for residential non-Home Today portfolio as described on page 38 due to improvements in delinquency statistics that were offset by higher net-charge offs.

8. We note your nonaccrual policies for loans and home equity loans and lines of credit on page 10; specifically where you classify a home equity loan or line of credit as nonaccrual when the first mortgage is more than 180 days past due. Please explain why you set the nonaccrual policy for home equity loans and lines of credit at 180 days past due when you place first mortgage loans you own on nonaccrual at 90 days past due.

9. We note your impaired loans in the table presented on page 14 and that the recorded investment and related unpaid principal balance at March 31, 2012 totaled $268.2 million and $269.6 million, respectively. We also note your disclosure on page 41 that the amount of charge-offs recorded during the six months ended March 31, 2012 related to the SVA as of September 30, 2011 were $55.5 million. The recorded investment should reflect any direct write-down of the investment as defined in the ASC 310-10. Please tell us whether the recorded investment in impaired loans includes the charge-offs related to loans with SVA and confirm that your unpaid principal balance does not.

Note 10. Fair Value, page 20

10. Please tell us how you considered the adoption of ASU 2011-04, specifically the disclosures ASC 820-10-50-2E, in your estimated fair value of financial instruments disclosures beginning on page 24.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

Controlling Our Interest Rate Risk Exposure, page 28

11. We note your disclosure on page 29 that beginning in March 2012 you began offering new home equity lines of credit to qualifying existing customers for whom the draw period of their current line of credit was about to expire. Additionally, subject to certain property and credit performance conditions, you began offering those line of credit

customers not approaching repayment to refinance into a new home equity line that will typically include an increase in the available line. We understand from August 13, 2010 to February 7, 2011 you were under a MOU with the OTS that required you to reduce your home equity lending and line of credit portfolio and the related unfunded commitments. Please describe in greater detail the credit qualifications for these home equity lines of credit, including whether the qualifications are stricter than the lending requirements pre-August 2010, and tell us if the underwriting standards of the new lines and refinanced lines of credit allow for interest only payments during the draw period.

Quantative and Qualitative Disclosures About Market Risk, page 60

Economic Value of Equity, page 61

12. We note you use both economic value of equity (EVE) and earnings at risk (EaR) metrics to measure interest rate risk. Please address the following in your future filings with respect to your use of these models:

   - We note your disclosure of the inputs and assumptions for each model in your filings. In your future filings, discuss the similarities and differences of the inputs and assumptions of each of these models and the factors driving the similarities and differences between the two methodologies.

   - Provide additional disclosure on the objective of each of the models and provide context as to how investors should view the output of the models in relation to other disclosures that are in the filing. For example, disclose the metrics, to which management compares the output of the EVE model, discuss any internal policies regarding limits of the output of the models, discuss management's procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

   - For your EVE model, disclose the factors leading to the output in each of the interest rate scenarios disclosed on page 61, the effect of the current interest rate environment on the output, and whether these outputs are in line with management's expectations.

13. We note during the second quarter you installed and implemented your new internal interest rate risk (IRR) model. We also note your disclosure on page 89 of the Fiscal 2011 Form 10-K that you had not yet, as of the filing date, determined and validated how the initial estimates of the new model will compare with estimates of your current model. Please tell us whether the results of your IRR model would have been materially different at September 30, 2011 under the new model and if so, disclose the difference.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief